EXHIBIT 99.1

Clementia Appoints Industry Executive Shawn Tomasello to its Board of Directors

Accomplished Biopharma Leader Brings Over 30 Years of Experience Leading Strategic and Commercial Efforts

MONTREAL, July 05, 2018 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (NASDAQ:CMTA), a clinical-stage biopharmaceutical company innovating new treatments for people with ultra-rare bone disorders and other diseases, today announced the appointment of accomplished industry executive, Shawn Cline Tomasello, to the company’s board of directors.

“We are thrilled to have Shawn join Clementia’s board of directors at this time. With two late-stage clinical programs advancing in clinical trials, Shawn’s broad commercial and strategic leadership experience will be extremely valuable as we plan for potential commercialization,” said Clarissa Desjardins, Ph.D., chief executive officer of Clementia.

Ms. Tomasello has extensive strategic experience in building world class organizations encompassing all aspects of commercial and medical affairs functions. Ms. Tomasello most recently served as chief commercial officer of Kite Pharma and was instrumental in building Kite, leading to its acquisition for $11.9 billion by Gilead Pharmaceuticals in 2017. Prior to joining Kite Pharma, Ms. Tomasello served as the chief commercial officer of commercial and medical affairs at Pharmacyclics, and was previously the president of the Americas, hematology and oncology for Celgene Corporation where she led the Company through five successful product launches encompassing eleven indications. Previously, Ms. Tomasello served in leading commercial roles with Genentech and other major pharmaceutical companies. Ms. Tomasello currently serves on the board of directors for Diplomat Pharmacy, Centrexion Therapeutics and Oxford BioTherapeutics.

Ms. Tomasello received her Bachelor of Science in Marketing from the University of Cincinnati and her M.B.A. from Murray State University in Kentucky.

“I am very excited to contribute my knowledge and expertise to the goal of bringing a ground-breaking therapy to patients with FOP and MO,” said Ms. Tomasello. “Clementia has rapidly advanced its clinical programs, and I look forward to working with management and the board to bring palovarotene to patients.”

Concurrent with Ms. Tomasello’s appointment, Clementia also announced that Jean-François Pariseau, MSc, MBA, who has served on the company’s board of directors since our seed round in 2012, has stepped down from the board, effective immediately. Clementia wishes to thank Mr. Pariseau for his many contributions over the past six years.

About Clementia Pharmaceuticals Inc.
Clementia is a clinical-stage company innovating new treatments for people with ultra-rare bone disorders and other diseases with high medical need. The company’s lead product candidate, palovarotene, a novel RARγ agonist, is currently being evaluated in the Phase 3 MOVE Trial to treat fibrodysplasia ossificans progressiva (FOP) and in the Phase 2 MO-Ped Trial to treat multiple osteochondromas (MO, also known as multiple hereditary exostoses/MHE). Clementia is also investigating palovarotene for the potential treatment of other conditions that may benefit from RARγ therapy. For more information, please visit www.clementiapharma.com and connect with us on Twitter @ClementiaPharma.

Cautionary Note Regarding Forward-Looking Statements
This press release may include “forward-looking statements” within the meaning of the applicable securities laws. Each forward-looking statement contained in this press release is subject to known and unknown risks and uncertainties and other unknown factors that could cause actual results to differ materially from historical results and those expressed or implied by such statement. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Applicable risks and uncertainties include, among others, our ability to generate revenue and become profitable; the risks related to our heavy reliance on palovarotene, our only current product candidate; the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety; our heavy dependence on licensed intellectual property, including our ability to source and maintain licenses from third-party owners; as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”), as well as the other information we file with the SEC or on SEDAR. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. You are encouraged to read our filings with the SEC or on SEDAR, available at www.sec.gov or www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and we undertake no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor/Media Contact:
Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Alicia Davis
THRUST Strategic Communications
910-620-3302